October 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Catherine De Lorenzo and Ms. Dorrie Yale

Re: Ribbon Acquisition Corp.

Registration Statement on Form S-1

Filed August 28, 2024

File No. 333-281806

Dear Ms. De Lorenzo and Ms. Yale:

Please find below our responses to the questions raised by the staff of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated September 24, 2024, relating to the above-referenced Registration Statement filed by Ribbon Acquisition Corp. (the “Company” or “we”).

The Company’s responses are numbered to correspond to the staff’s comments.

We have also updated the Registration Statement which is filed with the Commission simultaneously together with this letter.

1.	Please revise to clearly state the amount of compensation received or to be received by your sponsor, its affiliates, and promoters, and securities issued or to be issued by you to such persons. For example, we note disclosures elsewhere regarding various compensation. Please discuss whether the compensation to be paid and securities issued to such persons may result in a material dilution of the purchasers’ equity interests. Revise to include cross-references, highlighted by prominent type, on the cover page to all related disclosures. See Item 1602(a)(3) of Regulation S-K.

Response	The Company has revised the disclosure on the cover page to clarify the compensation to be issued to the sponsor, and its affiliates, including any securities to be issued, including cross-references highlighted by prominent type.

2.	We note your statement that you may seek shareholder approval to amend your governing documents to extend the termination date beyond 15 months from this offering’s closing, and that if you were to do so, you will offer your public shareholders an opportunity to redeem their shares. However, we also note your disclosures elsewhere, including on page 8, indicating that this ability to redeem will only be offered to those shareholders who dissent. Please revise your disclosures here to clarify this limitation, or reconcile your disclosures throughout your prospectus.

Response	The Company respectfully submits that if the matter of extending the termination date comes up before shareholders for vote, all public shareholders will be offered the opportunity to redeem their shares. In addition, as a matter of the law of the Cayman Islands, any dissenting shareholder at the time the business combination is put to vote will also have the opportunity to redeem their shares. The Company has clarified the disclosures accordingly, including on page 8.

3.	We note your statements throughout the prospectus that you may be required to obtain additional financing to consummate a business combination and your statement here that you may complete the initial business combination using cash, debt, or equity, or a combination thereof. Please revise to describe how any additional financing may impact unaffiliated shareholders. See Item 1602(b)(5) of Regulation S-K.

Response	The Company has added the relevant disclosure under “Summary – Potential Additional Financings” on page 9 and added a corresponding disclosure on 94.

4.	Please disclose the basis for your statement on page 13 that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination.

Response	The Company respectively submits that the disclosure has been updated in the Draft Registration Statement on pages [13] and 39.

5.	We note your statement here that your initial shareholders have agreed not to convert any public shares held by them into their pro rata portion of the aggregate amount then on deposit in the trust account in connection with the initial business combination. Your disclosure on page 15 indicates that your initial shareholders have agreed to also not convert any initial shares in such a situation. In addition, we note your disclosure on page 15 that the initial shares will not participate in any liquidating distributions upon winding up if the business combination is not consummated. However, your disclosure on page 29 states that your insiders have agreed to waive their rights with respect to liquidating distributions with respect to both initial shares and private shares. Please revise your disclosures with respect to these issues throughout the prospectus for consistency

Response	The Company has made the change that insiders will waive their rights to receive liquidating distributions with respect to the initial shares and private shares

6.	We note your disclosures that all of your officers, directors, and advisors are members of your sponsor. Please revise to identify the controlling persons of Ribbon Ventures Ltd., the sole managing member of the sponsor. Please disclose, as of the most recent practicable date, all persons who have direct or indirect material interests in the sponsor and describe the nature and amounts of those interests. See Item 1603(a)(7) of Regulation S-K.

Response

The Company respectfully submits that it has amended the disclosure as its directors, officers and advisors are not members of the sponsor. The sponsor’s sole member is its managing member, Ribbon Ventures Ltd. The disclosure on page 9 and page 95 has also been updated to disclose that Machiko Shimizu controls Ribbon Ventures Ltd.

7.	We refer to your discussion of transfer restrictions on the Class B ordinary shares that you have set forth in the chart beginning on page 11, and note that your discussion conflicts with the transfer restrictions discussed on page 8 and elsewhere in your prospectus. Please revise your disclosures throughout your prospectus to reconcile.

Response	The Company submits that they have updated the disclosure on page 11 and 96 to reconcile with Page 8.

8.	Please revise your disclosures, here and elsewhere as appropriate, to discuss the warrants into which the working capital loans may convert, and disclose the extent this conversion may result in material dilution of the public holders’ equity interests. See Item 1602(b)(6) of Regulation S-K.

Response	The Company has updated the disclosure on pages 10, 18 and 95 to disclose that the working capital loans would convert to units which would be identical to the private placement units.

9.	We refer to your disclosure that there will be 7,050,000 ordinary shares outstanding after this offering, not taking into account the over-allotment and assuming that 187,000 shares are forfeited by the sponsor. Please explain to us your calculation of this amount given that there are 1,250,000 ordinary shares outstanding before the offering and private placement.

Response

The Company respectfully submits that such number included the ordinary shares underlying the rights. In order to clarify, the Company has revised the relevant disclosure on page 14 to include that 6,470,000 ordinary shares will be outstanding which includes 5,000,000 ordinary shares included in the units to be sold in this offering, 220,000 ordinary shares included in the private units to be purchased by sponsor, 1,250,000 initial shares after 187,500 ordinary shares held by our initial shareholders have been forfeited if no part of the over-allotment option is exercised. If the over-allotment option is exercised in full, there will be a total of 7,422,500 ordinary shares issued and outstanding immediately after the offering and the private placement.

10.	We refer to your statement here that your shareholders will be able to redeem their shares in connection with an initial business combination whether they vote for or against the transaction, or abstain from voting. However, we also note your disclosures elsewhere, including your risk factor disclosure on page 33, which indicates that this redemption right will be offered only to dissenting shareholders. Please revise your disclosures throughout for consistency.

Response	The Company respectfully submits that it has updated the disclosures in line with its response to observation number 2.

11.

You disclose here and elsewhere that your officers, directors, initial shareholders, or affiliates could make purchases of public units of ordinary shares in the open market or in private transactions in order to influence the vote for a business combination. Please reconcile these disclosures with the disclosures on page 53 and elsewhere indicating that such purchases would be structured in compliance with the requirements of Rule 14e- 5 under the Exchange Act and that such shares would not be voted in favor of approving the business combination transaction. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance

Response	The Company has updated the disclosure on page 21 to indicate that any such purchases would be structured to be in compliance with the requirements of Rule 14e-5 under the Exchange Act.

12.	We refer to your statement that you could need as few as 2,123,301 public shares to be voted in favor of the transaction in order to have the transaction approved. Please revise to disclose the threshold for approval. Also explain to us your calculation. We also note your disclosure on page 83 that you might need as few as 2,100,900 public shares to be voted in favor of the transaction. In addition, revise to disclose the number of public shares that would be needed to vote in favor of the initial business combination if the minimum number of shares required for a quorum attended the meeting, and all insider shares were voted in favor of the transaction.

Response

The Company respectfully submits that this disclosure has been updated on pages 21 and 113. The approval of a business combination requires simple majority of votes. The sponsor would hold 22.72%  of the ordinary shares of the Company after the IPO. As a result, if we sought shareholder approval of a proposed transaction, which would require a simple majority of votes (assuming the underwriters do not exercise their over-allotment option), we could need as little as 1,829,716 of our public shares (or approximately 28.28% of our public shares) to be voted in favor of the transaction in order to have such transaction approved (assuming that all issued and outstanding shares are voted, that the over-allotment option is not exercised, and that the insiders do not purchase any units in this offering or units or shares in the after-market).

13.

Please revise to explain that your officers and directors will allocate their time to other business, and to disclose the pre-existing fiduciary and contractual obligations of your officers and directors, which you reference on page 26. Please revise to also discuss the various “personal and financial interests” that “may influence their motivation” in determining whether a particular business is appropriate for a business combination, as you note on page 26, including any conflicts of interest relating to fees, reimbursements, or cash payments to your sponsor, officers or directors, or your or their affiliates for services rendered to you prior to or in connection with the completion of your initial business combination. Please also revise to clearly disclose, including on the cover page, the nominal price paid for the securities and the corresponding conflict of interest in determining whether to pursue a de-SPAC transaction, and that the initial shareholders have agreed to waive their redemption rights and liquidating rights in specified situations. In addition, revise to disclose conflicts of interest that may arise in the event that you seek to complete your initial business combination with a company that is affiliated with your sponsor, officers or directors, as referenced on page 7. See Item 1602(b)(7) of Regulation S-K.

Response	The Company has updated the disclosures starting on page 24. In addition, the Company has added the relevant cross-references on the cover page for the information regarding the conflicts of interest.

14.	We note your statement that you do not believe that any fiduciary duties or contractual obligations of your directors or officers would materially undermine your ability to complete your business combination. Please revise to include the basis for this belief, and include a specific discussion regarding the basis with respect to any other SPACs affiliated with your sponsor, directors, or officers.

Response	The Company has updated this disclosure.

15.	We note your disclosure on page 12 and elsewhere that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your initial shares, private placement units or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the initial shares or otherwise.

Response	The Company has included this risk factor on page 40.

16.	Please revise to clarify that notwithstanding your investment of the proceeds of the offering in U.S. government securities you could nevertheless be considered to be operating as an unregistered investment company under the Investment Company Act. Additionally, where you disclose the risk that you may be considered to be operating as an unregistered investment company, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response	The Company has updated the risk factors on page 46 to clarify the above.

17.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person

Response	The sole member of the sponsor is its managing member, Ribbon Ventures Ltd., a company incorporated in the British Virgin Islands. Ribbon Ventures Ltd is controlled by Machiko Shimizu, who is located in Japan.

18.	Please revise the disclosure on page 115 to address the possibility of indirect transfers of your securities through the transfer of sponsor interests by sponsor members or other affiliates. See Item 1603(a)(6) of Regulation S-K

Response	The Company has included the disclosure on page 116 and page 16.

19.	We note your statement that your rights agreement contains an exclusive forum provision. Please revise to specifically disclose whether this provision applies to actions arising under the Securities Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response	The Company has updated the disclosures on page 37.

20.	We refer to your disclosure here explaining why your public holders may not be able to exercise voting rights until the initial business combination and that they will not be able to elect new directors. You also have disclosures elsewhere stating that only holders of class B shares will have the right to vote to appoint and remove directors prior to the initial business combination. Please revise to reconcile your disclosures, and if only holders of class B shares have such right, revise your risk factor heading to clearly disclose this information

Response	The Company has updated the risk factor on page 43 accordingly.

21.	We refer to your table on page 69 showing your calculations of net tangible book value presented in quartile intervals assuming full exercise and no exercise of the over-allotment option. It appears the calculations labeled “With Over-Allotment” are made assuming no exercise of the over-allotment option and the calculations labeled “Without Over- Allotment” are made assuming full exercise of the over-allotment option. Please reconcile and revise your presentation throughout your filing to properly label the assumptions used in your calculations

Response	The Company has updated the tables starting on page 70.

22.	Please revise to include more detailed disclosure regarding any SPAC experience your sponsor, affiliates, management may have. For example, you disclose that Zhiyang Zhou was previously involved with three publicly traded SPACs and that James Zhang is currently affiliated with Chenghe Acquisition I Co. and Chenghe Acquisition II Co. Please revise to disclose the name of the SPAC, the ticker symbol, any SPAC liquidations, and information concerning any completed business combinations, including the financing needed for the transactions and the level of redemptions. See Item 1603(a)(3) of Regulation S-K.

Response	The Company has accordingly updated the disclosures starting on page 103.

23.	We note your disclosure that your management has pre-existing fiduciary duties and contractual obligations and may have conflicts of interest in determining to which entity a particular business opportunity should be presented. We also note the list of entities to which your executive officers, directors, and director nominees currently have fiduciary duties or contractual obligations on page 100. Briefly describe the fiduciary duties of each of your officers and directors to other companies to which they have fiduciary duties. See Item 1603(c) of Regulation S-K.

Response	The Company has updated the disclosure on page 103 accordingly.

24.	We note disclosure on page 9 and 92 that your independent directors will receive indirect interests in the initial shares through membership interests in the sponsor for their services as directors. Please discuss these interests in this section. Please also clarify whether the sponsor membership interests that the independent directors receive will also give them an indirect interest in the private placement units. See Item 402(r)(3) of Regulation S-K.

Response	The Company team respectfully submits that the directors and officers of the Company are not members of the sponsor and will not receive any indirect interests through membership interests. The disclosure on pages 9 and 92 has been updated accordingly.

25.	Please expand your disclosures to describe the rights and provisions applicable to each of your class A shares and class B shares.

Response	The Company has updated the disclosure on page 111 accordingly.

26.	Please revise here, and elsewhere as appropriate, to also disclose the compensation to your underwriters in the form of shares, or advise. In this regard, we note your disclosures throughout your prospectus, including on page 15, that refer to “representative shares.”

Response	The Company has removed all references to “representative shares” as the underwriters will not be receiving compensation in the form of shares.

27.	We note that the auditor consent filed as Exhibit 23.1 references an independent auditor’s report dated August 27, 2024. The independent auditor’s report included with your registration statement is dated August 24, 2024. Please reconcile and revise.

Response	The Registration Statement includes an updated consent from the auditor filed as Exhibit 23.1 which clarifies that the independent auditor’s report is dated August 27, 2024.

28.	We refer to your statement on page 2 that all of your management is located outside of China, and your statement on page 76 that your sponsor, executive officers, and directors do not have ties to, and are not based in the PRC. Please revise to clarify whether your sponsor, officers and/or directors are also located outside of Hong Kong and Macau, and to clarify if any of them have significant ties to Hong Kong or Macau.

Response	The Company has revised the disclosure to clarify that other than Zhiyang (Anna ) Zhou, James Zhao-Hui Zhang and Kani Chen, who are based in Hong Kong, none of our directors, officers or sponsor are based in Hong Kong or Macau.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel.

Very truly yours,

By:	/s/ Angshuman (Bubai) Ghosh
Name:	Angshuman (Bubai) Ghosh
Chief Executive Officer

cc: Shane Wu, Esq.